101 Courageous Drive League City, Texas 77573 Phone: (281) 538-6000 Toll Free: (800) 628-3910 Fax: (281) 538-4730 www.eaglebroadband.com

April 27, 2007

Mr. Larry Spirgel, Assistant Director

        Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Re:

Eagle Broadband, Inc. (the “Company” or “Eagle”)

Form 10-K for the year ended August 31, 2006

Filed on November 20, 2006

File No.: 1-15649

Dear Mr. Spirgel:

The following are our responses to your comment letter dated April 2, 2007.  Our responses are numbered to correspond with the numbered paragraphs included in your comment letter.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1.

The Company’s proposed disclosures for the Form 10-K for the fiscal year ended August 31, 2007 are attached to this letter as Attachment 1.

Impairment Assessment

2.

The misstatement was corrected in the Form 10-Q for the period ended February 28, 2007.

Results of Operations

3.

The Company decided to test for impairment in the fourth quarter based primarily on two indicators.  First, the Company’s market capitalization at the end of the quarter fell significantly below its book equity, as shown in the table below (in millions of dollars):

Fiscal 2006 Quarter Ended	Market Capitalization	Book Equity
Nov 30, 2005	$45.5	$22.7
Feb 28, 2006	$39.4	$18.8
May 31, 2006	$20.6	$18.2
Aug 31, 2006	$7.6	$15.6

As you can see from the table above, this condition did not persist throughout prior periods, but only occurred during the fourth quarter of the fiscal year.

The other factor triggering the need for impairment testing in the fourth quarter was the fact that the Company’s revenues for the fiscal year were significantly lower than what the Company had projected at the beginning of the fiscal year.  The following table compares the Company’s revenues and earnings by quarter with projected amounts (in millions of dollars).

Fiscal 2006 Quarter Ended	YTD Revenue	Projected Revenue	YTD Loss(1)	Projected Loss
Nov 30, 2005	$1.9	$2.6	$2.6	$0.2
Feb 28, 2006	$3.7	$6.4	$6.2	$0.8
May 31, 2006	$4.6	$11.9	$8.6	$1.7
Aug 31, 2006	$5.6(2)	$18.4	$11.2	$1.9
(1) Reflects pre-impairment loss from continuing operations. (2) Includes revenues from discontinued operations of $1.7 million.

Based on the foregoing, it appears that the Company should have performed impairment testing in the third quarter.

Regarding your comment about the absence of disclosures in prior filings of known uncertainties that could reasonably be expected to have a material impact on operating results, while Company management did not expect, at the time of the prior filings, that such a material impairment would be necessary, it is now apparent that some disclosure discussing the possibility of such a material adjustment could occur in future periods should have been made.

Liquidity and Capital Resources

4.

A description of the Company’s plans to overcome its financial difficulties that create doubt about its ability to continue as a going concern was included in the Liquidity and Capital Resources section of MD&A included in the Form 10-Q for the period ended February 28, 2007.  That disclosure is included in its entirety below:

Historically, the company has not generated cash in amounts adequate to meet its operating needs, but has instead relied upon third-party funding or has sold assets to meet those needs.  It is unlikely that the company will generate adequate amounts of cash to fund its operations over the remainder of the fiscal year; however, company management continues to implement its plan to increase sales and gross profit, and continues to reduce operating expenses.  The initiatives in this plan include, but are not limited to:

•

Expanding the satellite and network support services business purchased from Alliance Maintenance & Services, Inc. to areas beyond Texas and Louisiana.

•

Expanding the delivery of IPTVComplete to additional customers in the Miami, Florida area and elsewhere around the U.S.

•

Devoting additional resources towards attaining market leadership in the IPTV and hospitality set-top box markets.

•

Continuously evaluating gross margin performance and search for opportunities to further reduce operating expenses.

Until the company’s operations generate cash sufficient to fund our operating needs, we will continue to rely upon third-party funding.  If we are unable to raise additional financing, we will need to curtail operations or sell assets.  Management is working with a variety of investment bankers to obtain significant, long-term financing for the company.  Though we have been successful at raising additional capital on this basis in the past, we can provide no assurance that we will be successful in any future financing endeavors.  In addition, the company has two equity lines of credit upon which it can draw, provided registration statements are filed and declared effective by the SEC.

In January 2007, the company entered into an agreement with Brittany Capital Management Limited (“Brittany”) for a $5,000,000 equity line of credit.  Under this agreement, the company may request drawdowns by delivering a “put notice” to Brittany stating the dollar amount of shares we intend to sell to Brittany.  The purchase price Brittany is required to pay for the shares is equal to 93% of the “market price.”  The “market price” is equal to the lowest closing best bid price during the pricing period.  The pricing period is the five-trading-day period beginning on the day Brittany receives a drawdown request.  The amount we may request in a given drawdown is the lesser of (i) 200% of the average daily U.S. market trading volume of our common stock for the three trading days prior to the request multiplied by the average of the three daily closing best bid prices immediately preceding our request, or (ii) $500,000.  In January 2007, a registration statement was declared effective by the SEC, registering 4,200,000 shares for resale by Brittany.  As of April 20, 2007, the company had issued 4,200,000 shares to Brittany, and thus is unable to make additional drawdowns under the Brittany equity line until a new registration statement is filed and declared effective by the SEC.  In April 2007, the company filed a registration statement to register an additional 2,800,000 shares for resale by Brittany, which, as of the date of this report, has not been declared effective by the SEC.

The company also has a $5,000,000 equity line of credit agreement with Dutchess Private Equities Fund, L.P. (“Dutchess”).  Similar to the Brittany equity line, the company makes drawdown requests, and Dutchess purchases a number of shares at a price equal 93% of the market price of our stock to fund the drawdown requests.  To date, the company has drawn down approximately $3.8 million under the Dutchess equity line.  In December 2006, based on a new interpretation of Rule 415 by the staff of the SEC, the SEC limited the number of shares we could register for resale by Dutchess.  As a result, the company may not register additional shares for resale by Dutchess until mid-June 2007, and is thus currently unable to make drawdown requests under the Dutchess equity line.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call me at (281) 538-6014.

Very truly yours,
/s/ Jeff Adams
Jeff Adams
Corporate Counsel
Eagle Broadband, Inc.

Attachment 1 to
Letter dated April 27, 2007

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is pertinent to this management’s discussion and analysis.  We strive to report the financial results of the company in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require us to use technical terminology.  In preparing our consolidated financial statements, we follow accounting principles generally accepted in the United States.  These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations as reflected in our financial statements.  These judgments and estimates are based on past events and expectations of future outcomes.  We believe we have exercised proper judgment in determining these estimates based on the facts and circumstances available to us at the time the estimates were made. Our actual results may differ materially from our estimates.

We continually review our accounting policies, how they are applied and how they are reported and disclosed in our financial statements.  Our significant accounting policies are described in the company’s Consolidated Financial Statements (See Note 1 in Notes to Consolidated Financial Statements).  We believe that of our significant accounting policies, the following involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Derivative Financial Instruments

To date, we have entered into several debt and equity transactions to fund our operations. A number of these transactions involved the issuance of convertible debt and warrants. These transactions also included registration rights agreements that impose significant penalties on us if certain conditions are not met. As a result of these registration rights agreements we face a number of unique and complex accounting issues such as the ones discussed below. We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

We use third-party valuation specialists to determine the fair values of our derivative instruments and account for all derivative instruments in accordance with SFAS No. 133. We review the terms of our convertible debt and equity instruments to determine whether there are embedded derivative instruments, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where the convertible instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, we may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. We may also issue options or warrants to non-employees in connection with consulting or other services they provide.

Certain instruments, including convertible debt and equity instruments, and the freestanding options and warrants issued in connection with those convertible instruments, may be subject to registration rights agreements, which impose penalties for failure to register the underlying common stock by a defined date. These potential cash penalties may require us to account for the debt or equity instruments or the freestanding options and warrants as derivative financial instrument liabilities, rather than as equity. In addition, when the ability to physically or net-share settle the conversion option or the exercise of the freestanding options or warrants is deemed to be not within the control of the company, the embedded conversion option or freestanding options or warrants may be required to be accounted for as a derivative financial instrument liability.

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. For option-based derivative financial instruments, we use the Black-Scholes option pricing model to value the derivative instruments. To the extent that the initial fair values of the freestanding and/or bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized, in order to initially record the derivative instrument liabilities at their fair value.

The discount from the face value of the convertible debt or equity instruments resulting from allocating some or all of the proceeds to the derivative instruments, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, usually using the effective interest method.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed periodically, including at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

There are several key assumptions that influence the fair market value of freestanding and/or bifurcated derivative instrument liabilities. The significant assumptions include the market price and volatility of our own common stock. Generally, once the derivative liability instrument is initially recorded at fair value at issuance date and then re-valued, an increase market price would cause the derivative liability to increase with a charge to statement of operations. Likewise a decrease in market price would cause a decrease to derivative liability and result in a credit to statement of operations.  The table below depicts these assumptions and the potential impact of a charge or credit to the statement of operations.

The table below presents a sensitivity analysis of the effect on fair value of derivative liabilities at issuance for ±10% change in market price of our stock and ±20% change in the projected volatility:

Market Price	60% Volatility	80% Volatility	100% Volatility
–10%	$	$	$
Current Price	$	$	$
+10%	$	$	$

The table below presents a sensitivity analysis of the effect on fair value of derivative liabilities for ±10% change in market price of our stock and ±20% change in the projected volatility:

Market Price	60% Volatility	80% Volatility	100% Volatility
–10%	$	$	$
Current Price	$	$	$
+10%	$	$	$

Goodwill and Intangible Assets

Statement of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Other Intangible Assets” requires that goodwill and intangible assets be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances.  The carrying amount of an intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability.

The company performed, with the assistance of independent valuation experts, an impairment test of the carrying value of intangible assets.  Eagle has intangible assets related to goodwill, contracts, customers and subscribers.  For the year ended August 31, 2007, the company determined ______________________________________________________.

These intangible assets were valued using a present value technique of future cash flows since no quoted market for these intangible assets was available.  The future cash flows were based on supportable assumptions provided by management based on historical performance, current contracts in place, future plans and market information and were reviewed by the outside valuation experts for reasonableness.  In addition, multiple scenarios were considered and each cash flow alternative was probability weighted.  The fair value assigned to the intangible asset was the discounted future weighted cash flows.

Utilizing a fair value standard as set forth in SFAS 142, as of August 31, 2006, management determined an impairment charge of $3,427,830 existed for the intangible assets of contract rights, customer relationships and other intangible assets primarily attributable to the BDS assets acquired in the January 2001 merger of Clearworks.net, Inc.

Utilizing a fair value standard as set forth in SFAS 142, as of August 31, 2005, management determined an impairment charge of $23,913,000 existed for the intangible assets of contract rights, customer relationships and other intangible assets primarily attributable to the BDS assets acquired in the January 2001 merger of Clearworks.net, Inc.

Eagle assessed the fair value of goodwill as of August 31, 2007 and concluded that ______________________________.  Eagle assessed the fair value of goodwill as of August 31, 2006 and concluded that the goodwill valuations remain at an amount greater than the current carrying asset value.  Eagle assessed the fair value of the intangible assets as of August 31, 2005 and concluded that the goodwill and other intangible assets valuations remain at an amount greater than the current carrying and other intangible assets value.

The discount rate used was ____% and was based on a weighted average cost of capital (WACC). The required rates of return on equity and debt were weighted to arrive at the WACC.  The table below presents a sensitivity analysis of the effect on enterprise fair value for a ±5% change per projected year in earnings before taxes and a ±1% change in the discount rate:

Earnings Before Taxes	___% Discount Rate	___% Discount Rate	___% Discount Rate
–5%	$	$	$
As projected	$	$	$
+5%	$	$	$

The table below presents a sensitivity analysis of the effect on enterprise fair value (including tax amortization benefit) for ±1% change in the revenue terminal growth rate and ±1% change in the discount rate:

Terminal Growth Rate	___% Discount Rate	___% Discount Rate	___% Discount Rate
–5%	$	$	$
As projected	$	$	$
+5%	$	$	$

Impairment of Long-Lived Assets

Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets” requires that long-lived assets (asset groups) shall be tested for recoverability whenever events or change in circumstances indicate that its carrying amount may not be recoverable.  The company’s market capitalization for the years ending August 31, 2006 and 2005, has been below the book value of these assets which indicated the need to test for recoverability.  The company performed, with the assistance of independent valuation experts, tests to determine if an impairment loss existed.  For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

These tests took into consideration a number of factors including (i) current market conditions, (ii) the company’s current and future financial performance, (iii) intrinsic risks evident in the markets in which the company operates and (iv) the underlying nature of Eagle’s operations and business.

Utilizing a fair value standard as set forth in SFAS 144 as of August 31, 2006, management determined an impairment of $10,341,262 existed for certain Houston-area communities where broadband infrastructure had been installed.  (See Note 5–Impairment of Long-Lived Assets.)

Utilizing a fair value standard as set forth in SFAS 144 as of August 31, 2005, management determined an impairment of $3,230,000 existed for certain Houston-area communities where broadband infrastructure had been installed.  (See Note 5–Impairment of Long-Lived Assets.)

During the second quarter of 2005, the company also determined an impairment loss existed primarily for Link-Two Communications, Inc. assets.  Management determined that the value of the assets was nominal after a review of the marketplace and recorded an impairment loss of $1,050,000.  (See Note 5–Impairment of Long-Lived Assets.)

During the fourth quarter of 2005, the company had an additional impairment charge of $323,000 on assets held for sale.  (See Note 7–Assets Held for Sale.)

The discount rate used was ____%. The discount rate was based on a cost of equity analysis, which was based on industry rates of returns, by applying the Capital Asset Pricing Model (CAPM).  The table below presents a sensitivity analysis of the effect on the fair value of the intangible assets of a ±5% change in revenue per projected year (including tax amortization benefit) and a ±1% change in the discount rate:

Revenue Change for Each Year	___% Discount Rate	___% Discount Rate	___% Discount Rate
–5%	$	$	$
As projected	$	$	$
+5%	$	$	$

Stock-Based Compensation

Effective September 1, 2005, we adopted SFAS 123R, “Share-Based Payment,” requiring the expense recognition of the estimated fair value of all share-based payments issued to employees and certain non-employees. Prior to this, the estimated fair value associated with such awards was not recorded as an expense, but rather was disclosed in a footnote to our financial statements. For the fiscal year ended August 31, 2007, we recorded approximately $___________ of stock based compensation expense, of which approximately $___________ was attributable to employee stock options and the remainder, approximately $___________, was attributable to stock options awarded to consultants and non-employee board members.

The valuation of employee stock options is an inherently subjective process since market values are generally not available for long-term, non-transferable employee stock options. Accordingly, an option pricing model is utilized to derive an estimated fair value. In calculating the estimated fair value of our stock options, we used a Black-Scholes pricing model which requires the consideration of the following six variables for purposes of estimating fair value:

•

the stock option exercise price,

•

the expected term of the option,

•

the grant date fair value of our common stock, which is issuable upon exercise of the option,

•

the expected volatility of our common stock, and

•

expected dividends on our common stock (we do not anticipate paying dividends for the foreseeable future), and

•

the risk free interest rate for the expected option term.

Of the variables above, the selection of an expected term and expected stock price volatility are the most subjective. Our estimate of the expected option term was approximately ___ years and was derived based on the weighted average of the sum of the vesting term and the original contract term. In estimating our stock price volatility, we analyzed our historic volatility for a period equal to six months from the date of grant of our stock options awarded in the 12 months ended August 31, 2007, by reference to actual stock prices during this period and calculated an estimated volatility between ___% to ___%. We believe these estimates are reasonable in light of the data we analyzed. However, as with any estimate, the ultimate accuracy of these estimates is only verifiable over time.

We expect that stock compensation expense will continue to have a material impact on our financial results for subsequent fiscal years.

Revenue Recognition

The company’s revenue recognition policy is objective in that it recognizes revenue when products are shipped or services are delivered.  Accordingly, there are no estimates or assumptions that have caused deviation from its revenue recognition policy.  Additionally, the company has a limited amount of sales returns which would affect its revenue earned.

Eagle accounts for arrangements that contain multiple elements in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables”.  When elements such as hardware, software and consulting services are contained in a single arrangement, or in related arrangements with the same customer, Eagle allocates revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting.  The price charged when the element is sold separately generally determines fair value.  In the absence of fair value for a delivered element, Eagle allocates revenue first to the fair value of the undelivered elements and allocates the residual revenue to the delivered elements.  In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements are fulfilled.  Eagle limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer-specified return or refund privileges.

Allowance Method Used to Record Bad Debts

The company uses the allowance method to account for uncollectible accounts receivable.  The company’s estimate is based on historical collection experience and a review of the current status of accounts receivable.  The company reviews its accounts receivable balances by customer for accounts greater than 90 days old and makes a determination regarding the collectibility of the accounts based on specific circumstances and the payment history that exists with such customers.  The company also takes into account its prior experience, the customer’s ability to pay and an assessment of the current economic conditions in determining the net realizable value of its receivables.  The company also reviews its allowances for doubtful accounts in aggregate for adequacy following this assessment.  Accordingly, the company believes that its allowances for doubtful accounts fairly represent the underlying collectibility risks associated with its accounts receivable.

Deferred Revenues

Revenues that are billed in advance of services being completed are deferred until the conclusion of the period of the service for which the advance billing relates.  Deferred revenues are included on the balance sheet as a current liability until the service is performed and then recognized in the period in which the service is completed.

Discontinued Operations

In accordance with the provisions of Statement of Financial Accounting Standard, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), the results of operations of the disposed assets and the losses related to the sale of the component of residential security monitoring have been classified as discontinued operations for all periods presented in the accompanying consolidated statements of operations.